UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
___________________________________________________

CLEARONE COMMUNICATIONS, INC.
(Name of Subject Company (Issuer))

CLEARONE COMMUNICATIONS, INC.
(Name of Filing Persons (Issuer))

Common Stock, $0.001 Par Value
(Title of Class of Securities)

185060100
(CUSIP Number of Class of Securities)

Greg A. LeClaire
Chief Financial Officer
ClearOne Communications, Inc.
5225 Wiley Post Way, Suite 500
Salt Lake City, Utah 84116
(801) 975-7200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,000,000	$393

*
Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of 2,000,000 shares of Common Stock, par value $.001, at the maximum tender offer price of $5.00 per share.

**	Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	[N/A]
Form or Registration No.:	[N/A]
Filing Party:	[N/A]
Date Filed:	[N/A]

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by ClearOne Communications, Inc., a Utah corporation (the “Company”), to purchase up to 2,000,000 shares of its common stock, par value $0.001, at a price not greater than $5.00 nor less than $4.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2008 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.  Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is herein incorporated by reference.

Item 2.  Subject Company Information.

(a)  The name of the issuer is ClearOne Communications, Inc., a Utah corporation, and the address of its principal executive offices is 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116.  The telephone number of its principal executive offices is (801) 975-7200.

(b)  As of the offer date, the Company had 10,229,035 shares of Common Stock outstanding, $0.001 par value.

(c)  The information set forth in the Offer to Purchase under Section 7 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a)  The Company is the filing person.  The Company’s address and telephone number are set forth in Item 2 above.  The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)  The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Price; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditions of the Tender Offer”);

•	Section 7 (“Price Range of The Shares”);

•	Section 8 (“Source and Amount of Funds”);

•	Section 9 (“Information About ClearOne Communications”);

•	Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 11 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”);

•	Section 12 (“Legal Matters; Regulatory Approvals”);

•	Section 13 (“United States Federal Income Tax Consequences”);

•	Section 14 (“Extension of the Tender Offer; Termination; Amendment”);

•	Section 15 (“Fees and Expenses”); and

•	Section 16 (“Miscellaneous”).

(b)  The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(e)  The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)  The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a)  The information set forth in the Offer to Purchase under Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Purchase under Section 6 (“Conditions of the Tender Offer”) is incorporated herein by reference.

(c)  The information set forth in the Offer to Purchase under Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(d)  Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a) and (b)  The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)  The information set forth in the Offer to Purchase under Section 15 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.  Financial Statements.

Not applicable.

Item 11.  Additional Information.

(a)  The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 9 (“Information about ClearOne Communications”), Section 11 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”), and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)  The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated August 18, 2008
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Letter to Shareholders
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)*	Advertisement/Press Release, dated August 11, 2008
(b)	Not applicable
(c)	Not applicable
(d)	ClearOne Communications, Inc. 2007 Equity Incentive Plan (1)
(d)	ClearOne Communications, Inc. 1998 Stock Option Plan (2)
(d)	ClearOne Communications, Inc. 1997 Employee Stock Purchase Plan (3)
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

______________________
*	Filed herewith.
(1)	Incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-8 filed January 22, 2008 (File No. 333-148789).
(2)	Incorporated by reference to Exhibit 4.8 of the Company’s Registration Statement on Form S-8 filed October 6, 2006 (File No. 333-137859).
(3)	Incorporated by reference to Exhibit 4.9 of the Company’s Registration Statement on Form S-8 filed October 6, 2006 (File No. 333-137859).

Item 13.  Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARONE COMMUNICATIONS, INC.

By /s/ Zeynep Hakimoglu
Chairman, CEO and President